# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Riley Exploration Permian, Inc., CIK 0001001614
CUSIP: 76665T102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 29 E. RENO AVENUE, SUITE 500, OKLAHOMA CITY, Oklahoma (OK), 73104
Date of event which requires filing of this statement: 11/21/2025
Amends the filing with accession number 0001140361-21-007676
Filed by CIK 0001535718
Persons authorized to receive notices and communications: Bryan H. Lawrence, Riley Exploration Group, LLC, 29 East Reno, Suite 500, Oklahoma City, Oklahoma (OK), 73104, (212) 515-2112; Jesse E. Betts, Willkie Farr & Gallagher LLP, 2828 Routh Street, Dallas, Texas (TX), 75201, (214) 233-4537

## Reporting persons
- Riley Exploration Group, LLC (CIK 0001535718): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,715,219; sole dispositive power 0; shared dispositive power 1,715,219; aggregate amount beneficially owned 1,715,219 (7.81% of the class)
  Comment: (1) The percent of class represented by the amount in Row (11) is based on 21,968,906 shares of common stock, par value $0.001 per share ("Common Stock") issued and outstanding as of October 31, 2025, which is the total number of shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2025.
- Yorktown Energy Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,715,219; sole dispositive power 0; shared dispositive power 1,715,219; aggregate amount beneficially owned 1,715,219 (7.81% of the class)
  Comment: (1) These securities are directly held by Riley Exploration Group, LLC ("REXG"). Pursuant to the terms of the Amended and Restated Limited Liability Agreement of REXG ("REXG LLC Agreement"), Yorktown Energy Partners IX, L.P. ("Yorktown IX") and Yorktown Energy Partners X, L.P. ("Yorktown X") (collectively, "Yorktown"), have the ability to elect a majority of the Board of Managers of REXG. Yorktown IX disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 21,968,906 shares of Common Stock issued and outstanding as of October 31, 2025, which is the total number of shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2025.
- Yorktown IX Company LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,715,219; sole dispositive power 0; shared dispositive power 1,715,219; aggregate amount beneficially owned 1,715,219 (7.81% of the class)
  Comment: (1) These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown IX Company LP is the sole general partner of Yorktown IX. As a result, Yorktown IX Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown IX. Yorktown IX Company LP disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.
  
  (2) The percent of class represented by the amount in Row (11) is based on 21,968,906 shares of Common Stock issued and outstanding as of October 31, 2025, which is the total number of shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2025.
- Yorktown IX Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,715,219; sole dispositive power 0; shared dispositive power 1,715,219; aggregate amount beneficially owned 1,715,219 (7.81% of the class)
  Comment: (1) These securities are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown IX Company LP is the sole general partner of Yorktown IX, and Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown IX. The managers of Yorktown IX Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomas R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. Yorktown IX, Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by REXG in excess of their pecuniary interests therein. The managers of Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by REXG.
  
  (2) The percent of class represented by the amount in Row (11) is based on 21,968,906 shares of Common Stock issued and outstanding as of October 31, 2025, which is the total number of shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2025.
- Yorktown Energy Partners X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 390,860; shared voting power 1,715,219; sole dispositive power 390,860; shared dispositive power 1,715,219; aggregate amount beneficially owned 2,106,079 (9.59% of the class)
  Comment: (1) The securities in Rows 7 and 9 are directly held by Yorktown X.
  
  (2) The securities in Rows 8 and 10 are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown X disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.
  
  (3) The percent of class represented by the amount in Row (11) is based on 21,968,906 shares of Common Stock issued and outstanding as of October 31, 2025, which is the total number of shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2025.
- Yorktown X Company LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 390,860; shared voting power 1,715,219; sole dispositive power 390,860; shared dispositive power 0; aggregate amount beneficially owned 2,106,079 (9.59% of the class)
  Comment: (1) The securities in Rows 7 and 9 are held directly by Yorktown X. Yorktown X Company LP is the sole general partner of Yorktown X. As a result, Yorktown X Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Yorktown X. Yorktown X Company LP disclaims beneficial ownership of the securities owned by Yorktown X in excess of its pecuniary interests therein.
  
  (2) The securities in Rows 8 and 10 are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown X Company LP is the sole general partner of Yorktown X. As a result, Yorktown X Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown X. Yorktown X Company LP disclaims beneficial ownership of the securities owned by REXG in excess of its pecuniary interests therein.
  
  (3) The percent of class represented by the amount in Row (11) is based on 21,968,906 shares of Common Stock issued and outstanding as of October 31, 2025, which is the total number of shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2025.
- Yorktown X Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 390,860; shared voting power 1,715,219; sole dispositive power 390,860; shared dispositive power 0; aggregate amount beneficially owned 2,106,079 (9.59% of the class)
  Comment: (1) The securities in Rows 7 and 9 are held directly by Yorktown X. Yorktown X Company LP is the sole general partner of Yorktown X, and Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Yorktown X. The managers of Yorktown X Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomas R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. Yorktown X, Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X in excess of their pecuniary interests therein. The managers of Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X.
  
  (2) The securities in Rows 8 and 10 are directly held by REXG. Pursuant to the terms of the REXG LLC Agreement, Yorktown has the ability to elect a majority of the Board of Managers of REXG. Yorktown X Company LP is the sole general partner of Yorktown X, and Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the units of REXG owned by Yorktown X. The managers of Yorktown X Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomas R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. Yorktown X, Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by REXG in excess of their pecuniary interests therein. The managers of Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by REXG.
  
  (3) The percent of class represented by the amount in Row (11) is based on 21,968,906 shares of Common Stock issued and outstanding as of October 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Riley Exploration Permian, Inc.
Address of issuer's principal executive offices: 29 E. RENO AVENUE, SUITE 500, OKLAHOMA CITY, Oklahoma (OK), 73104
Comment: This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends the Statement on Schedule 13D filed with the SEC on March 8, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on July 30, 2021, as amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on October 18, 2021, as amended by Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 19, 2023, as amended by Amendment No. 4 to the Original Schedule 13D filed with the SEC on April 10, 2024 (collectively, the "Schedule 13D"). This Amendment No. 5 amends the information disclosed in the Schedule 13D as set forth herein. Except as otherwise specified in this Amendment No. 5, all Items remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to a Contribution Agreement (the "Contribution Agreement") entered into as of November 21, 2025, by and between REXG and Combo Resources, LLC, a Delaware limited liability company ("Combo"), REXG contributed 250,000 shares of Common Stock of the Issuer in exchange for Combo issuing 870,000 Class B Units of membership interest in Combo.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety by the following:

The information below is based on 21,968,906 shares of Common Stock issued and outstanding as of October 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 5, 2025.

REXG beneficially owns 1,715,219 shares of Common Stock of the Issuer, representing 7.81% of the outstanding Common Stock of the Issuer. Each of Yorktown IX, Yorktown IX Company LP and Yorktown IX Associates LLC beneficially owns an aggregate of 1,715,219 shares of Common Stock of the Issuer, representing 7.81% of the outstanding Common Stock of the Issuer. Yorktown X, Yorktown X Company LP, and Yorktown X Associates LLC beneficially own 2,106,079 shares of Common Stock of the Issuer, representing 9.59% of the outstanding Common Stock of the Issuer. Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person's pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose. The managers of Yorktown IX Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomas R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. The managers of Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by REXG. The managers of Yorktown X Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomas R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. The managers of Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X and REXG.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety by the following:

REXG directly owns 1,715,219 shares of Common Stock of the Issuer. Yorktown X directly owns 390,860 shares of Common Stock of the Issuer. Yorktown IX and Yorktown X (collectively, "Yorktown") collectively own a majority interest in REXG. Pursuant to the terms of the REXG LLC Agreement Yorktown has the ability to elect a majority of the Board of Managers of REXG. Because Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP, the sole general partner of Yorktown IX, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown IX. Yorktown IX, Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the shares owned by REXG except to the extent of their pecuniary interest therein. Because Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP, the sole general partner of Yorktown X, it may be deemed to beneficially own shares of the Issuer based on its relationship with Yorktown X. Yorktown X, Yorktown X Company LP and Yorktown Associates LLC disclaim beneficial ownership of the shares owned by REXG except to the extent of their pecuniary interest therein and Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the shares owned by Yorktown X except to the extent of their pecuniary interest therein. The managers of Yorktown IX Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomas R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. The managers of Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by REXG. The managers of Yorktown X Associates LLC, who act by majority approval, are Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel, Tomas R. LaCosta, Robert A. Signorino and Bryan R. Lawrence. The managers of Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X and REXG.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety by the following:

Other than as disclosed in Item 4 of this Amendment No. 6, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 Contribution Agreement, dated November 21, 2025 by and between, Riley Exploration Group, LLC and Combo Resources, LLC.*

*Filed herewith.

## Signatures
- Riley Exploration Group, LLC: /s/ Harold Atkinson, Jr., President (02/17/2026)
- Yorktown Energy Partners IX, L.P.: /s/ Bryan H. Lawrence, Managing Member of the general partner of the general partner (02/17/2026)
- Yorktown IX Company LP: /s/ Bryan H. Lawrence, Managing Member of the general partner (02/17/2026)
- Yorktown IX Associates LLC: /s/ Bryan H. Lawrence, Managing Member of the general partner (02/17/2026)
- Yorktown Energy Partners X, L.P.: /s/ Bryan H. Lawrence, Managing Member of the general partner of the general partner (02/17/2026)
- Yorktown X Company LP: /s/ Bryan H. Lawrence, Managing Member of the general partner (02/17/2026)
- Yorktown X Associates LLC: /s/ Bryan H. Lawrence, Managing Member of the general partner (02/17/2026)